Exhibit 99.3

SaverOne Reports First Half 2023 Results with Strong Revenue Growth

Revenue up ~4X YoY in H1 2023 and expects continued growth in H2 2023

Management to hold investor webinar to discuss results later today at 9am ET

Petah Tikvah, Israel, August 29, 2023 – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a company developing and deploying transportation safety and advanced driver-assistance systems (ADAS) technologies and solutions, today presented its results for the first half ended June 30, 2023 and shared some of its recent business updates.

Recent Highlights

●	SaverOne is successfully executing on its land-and-expand strategy by broadening initial penetrations locally to full fleets, as well as initial wins internationally including pilot projects in the United States, Europe and the Gulf region;

●	~4,300 systems have been ordered by customers as of August 29, 2023, of which approximately 3,000 have been installed;

●	SaverOne plans to advance development activities with IVECO during the fourth quarter, subject to entry into formal agreement, with sales to customers planned for 2024;

Financial Highlights

●	~4X (286%) year-over-year growth in revenue to NIS 1.5 million (~$399 thousand) in the first half of 2023;

●	Gross margin of 32% in the first half of 2023 versus 30% in the first half of 2022;

●	Net loss of NIS 17.8 million (~$4.8 million) in H1 2023 versus NIS 11.9 million in H1 2022 (~$3.2 million) with higher net loss due to higher operating expenses given increased business activities in the current year;

●	June 30, 2023 cash and cash equivalents and short-term bank deposits of NIS 18.6 million (~$5.0 million).

Management Comment

Commented Mr. Ori Gilboa, CEO of SaverOne, “We are very pleased with our performance so far in 2023. Building on the momentum we achieved last year, we continue to see our business advance well and in-line with our strategy. In particular, we are especially pleased with the broadening of our footprint amongst existing customers following the successful completion of our pilot projects with them, demonstrating their satisfaction with our solution. Furthermore, in line with our strategy to expand into international markets, we are very happy with the recent initiation of key pilot projects in the United States, Europe and the Gulf region. These are all key milestones for our business and given our strong pipeline, we see further potential to expand internationally.”

“Given our solid results and the clear potential ahead of us, we are ever more optimistic about our long-term growth. Looking to the second half of 2023, we expect to continue the growth trend from our encouraging first half of the year,” concluded Mr. Gilboa.

Recent Developments Summary

●	Further recent international expansion: a new pilot project on buses of an additional county in the Gulf region; a second pilot project in the United States with a new customer, a fueling transportation company; and SaverOne’s first pilot in Europe marking an expansion with an existing customer.

●	SaverOne Strengthens Senior Management with Focus on Global Sales and Business Development: announced the appointment of Omri Hagai, as new CFO; Yoav Zilber appointed as Head of Business Development, US and Europe After-Market Product; Alon Refaeli appointed as Head of Business Development, Global OEM Market and Hila Vyzer appointed as Head of Israel Market Sales. The appointments augment and strengthen SaverOne’s management team and its go-to-market efforts in international markets as well as the local market in Israel.

●	Diplomat, a leading importer and distributor of consumer goods throughout Israel, signed an agreement with SaverOne for an initial pilot program on 20 trucks out of Diplomat’s full fleet of 45.

●	Cemex Group, a global leader in the building materials industry to install the SaverOne system across its entire employee car fleet and trucks in Israel. This follows two prior orders covering portions of the fleet and the system is now being deployed on over 380 of Cemex’ vehicles. There remains significant further potential in Cemex Group around the world.

●	Garbage collection and recycling leader, Argaman Ichut Hasviva in Israel, to install the SaverOne System across its entire fleet of 20 garbage trucks operating throughout the country.

●	SaverOne expanded its footprint among private bus fleets with over 160 new installations for various customers in the private bus fleet sector in Israel.

●	Universal Trucks Israel, importer of Isuzu Trucks to Israel, to install SaverOne’s in-cabin DDPS on additional 40 Isuzu vehicles. This follows the successful implementation of the system in 100 Isuzu trucks in the first half of 2023. UTI represents significant further potential with a fleet of over 13,000 trucks and buses in Israel.

●	A pilot demonstration with Abu Dhabi’s Ministry of Transport was successfully concluded on a number of public buses in Abu Dhabi. The potential for this project is the installation of the SaverOne system on the entire 900 bus fleet of Abu Dhabi’s public transportation system. There is further potential given the thousands of school buses operated daily throughout the country, and ultimately SaverOne aims to provide the SaverOne System throughout the United Arab Emirates.

●	The Regional Council of Lev Hasharon to install the SaverOne system on its 14 school buses. The vertical of public transport is important in SaverOne’s global penetration strategy.

●	Shaltal, one of the largest vehicle transport fleets in Israel, to install the SaverOne systems across its fleet of 150 trucks. Following an initial pilot phase of 25 vehicles, the agreement provides that the SaverOne system will be installed on the remaining 125 trucks.

●	EzFill Holdings in Miami, Florida, started a pilot program with SaverOne, its first in the United States on selected fuel delivery trucks.

●	Moviley Dror a leader in logistics and shipping for the Israeli supply chain market, to install the SaverOne protection system across its full fleet of 150 vehicles. Moviley Dror works closely with leading international logistics companies, representing further potential for SaverOne.

●	SaverOne joins the European Union’s regulatory committee on driver distraction, the committee responsible for setting EU regulations for vehicle manufacturers (OEMs) for in-vehicle technologies that help detect driver distractions and improve road safety. SaverOne will participate in discussions, provide feedback and help craft regulations by contributing its strong expertise and insights to reduce driver distractions and better protect vulnerable road users.

●	Electra Afikim to install the SaverOne System across its entire bus fleet of ∼1,200 vehicles: Electra Afikim is one of the largest public transportation operators in Israel. The public transportation sector is a key vertical, with potential to protect millions of vehicles, drivers, passengers and VRUs worldwide.

●	Leading Israeli construction group, Shapir Engineering, specializing in infrastructure projects which operates a fleet of hundreds of vehicles, including heavy trucks and cement trucks, ordered the SaverOne System for an initial pilot of 20 trucks.

●	Kfar Giladi Quarries installs SaverOne System on its full fleet of trucks: One of the biggest companies in the quarrying industry in Israel installed the SaverOne System on its fleet of heavy trucks. This win brings an additional heavy-industry customer, an important vertical, where the potential fleet size just in Israel is estimated in the tens of thousands.

●	Emek Yizrael regional council installs SaverOne System on all of its school buses: The full potential for this vertical in Israel is 54 regional councils. Furthermore, this vertical holds much more significant potential with a goal of providing protection for students traveling on school buses in the United States, Europe and elsewhere.

●	SaverOne System Installed on the large food delivery trucks of Shufersal – Israel’s leading supermarket: The installation of the SaverOne System was completed on a group of 19 large delivery trucks with potential of the entire Shufersal truck fleet of 150 delivery trucks. This vertical of delivery trucks is a key growth area for SaverOne.

●	New collaboration with Colmobil – Israel Importer for Mercedez-Benz, Mitsubishi & Hyundai – to equip vehicles with SaverOne protection system. Under the collaboration agreement, Colmobil will work together with SaverOne to sell and install the SaverOne System into vehicles that it leases to its customers in order to prevent driver distraction from mobile phone use. This collaboration adds another key player in the Israeli market that will be able to lease vehicles to their customers with a SaverOne System pre-installed.

●	SaverOne System installed on 30 delivery trucks of Tempo beverages- Israel’s leading beverage company, out of the local fleet of 120. Tempo represents leading global brands such as PepsiCo, Nestle’s premium water and iced tea brands, Nestea, Perrier water, and many more. The vertical of delivery trucks represents significant growth potential for SaverOne as well as further potential with international brands.

Financial Summary for the First Half of 2023

Revenues increased by 286% to NIS 1,475 thousand (~$399 thousand) in the first half of 2023 compared to NIS 382 thousand (~$103 thousand) for the first half of 2022. This increase was mainly the result of increased sales of the SaverOne System with new and existing customers throughout the past year.

Gross profit increased by 306% to NIS 467 thousand (~$126 thousand), representing gross margin of 32% in the first half of 2023 compared to NIS 115 thousand (~$31 thousand), representing gross margin of 30%, in the first half of 2022.

Research and development expenses, net were NIS 12.2 million (~$3.3 million) in the first half of 2023 compared to NIS 10.2 million (~$2.8 million) in the first half of 2022. This increase was due to the development of the Company’s next generation technology geared for international markets

Selling and marketing expenses were NIS 1.4 million (~$392 thousand) in the first half of 2023 compared to NIS 0.5 million (~$130 thousand) in the first half of 2022. The increase is attributable mainly to higher payroll and marketing expenses, as part of the Company’s efforts to increase sales.

General and administrative expenses were NIS 4.5 million (~$1.2 million) in the first half of 2023, compared to NIS 2.5 million (~$679 thousand) in the first half of 2022. The increase in these expenses was mainly due to additional costs associated with being a US listed public company as well as higher insurance expenses.

Operating loss was NIS 17.6 million (~$4.8 million) in the first half of 2023 compared to NIS 13.1 million (~$3.5 million) in the first half of 2022, primarily due to increased operating expenses as detailed above.

Financing expense, net, was NIS 115 thousand (~$31 thousand) for the first half of 2023 compared to financing income, net, of NIS 1.2 million (~$314 thousand) in the first half of 2022. The increase is derived primarily from the higher appreciation of the USD against the NIS in the first half of 2022 compared to the appreciation of the USD against the NIS in the first half of 2023.

Net loss in the first half of 2023 was NIS 17.8 million (~$4.8 million), compared to NIS 11.9 million (~$3.2 million) for the first half of 2022.

Cash and cash equivalents and short-term bank deposits as of June 30, 2023, amounted to NIS 18.6 million (~$5.0 million), compared with NIS 29.3 million (~$7.9 million) as of December 31, 2022.

The Company’s financial results are presented in accordance with IFRS as issued by the IASB.

* Unless otherwise noted, for the purposes of the presentation of financial data, all conversions from New Israeli Shekels (NIS) to U.S. dollars and from U.S. dollars to NIS were made at the rate of NIS 3.70 to $1.00, based on the representative exchange rate reported by the Bank of Israel on June 30, 2023.

Investor Webinar

The Company will also host a video conference call later today via Zoom, starting at 9:00am ET. Management will be available to answer questions after presenting the results.

To participate in the Zoom call, please register at the following link:

https://us06web.zoom.us/webinar/register/WN_eYAOJW7RRo22F9fQE7lnNA

Following registration, you will be sent the link to the conference call which is accessible either via the Zoom app, or alternatively from a dial-in telephone number. If you have an issue with registration, please contact the investor relations team well in advance of the call.

For those unable to participate, the call will be available for replay through the same link, or from a link to the recording on the Company’s website beginning 24 hours after the call.

About the SaverOne System

SaverOne’s system is installed in vehicles to provide a solution to the problem of driver distraction, as a result of drivers using distracting applications on the mobile phone while driving, in a way that endangers their safety and the safety of their passengers. This phenomenon is considered one of the main causes of road accidents in the world. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States, stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne’s technology specifically recognizes the driver area in the vehicle and prevents the driver from accessing distracting applications such as messaging, while allowing others (navigation as an example), without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets that are interested in reducing potential damages and significant cost, vehicle manufacturers that are interested in integrating safety solutions to their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with focus on the Israeli, European and US markets, as well as other markets around the world. SaverOne believes that ultimately increased focus on monitoring and prevention of cellular distraction systems in vehicles, in particular driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology for installation to customers in the aftermarket as well as address OEM vehicle manufacturers, to install the Company’s protection technologies during the vehicle manufacturing process.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of OEM and aftermarket solutions and technologies, to lower the risk of, and prevent, vehicle accidents.

SaverOne’s initial line of products is a suite of solutions that saves lives by preventing car accidents resulting from distraction from the use of mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

To learn more about the company, please visit: https://saver.one/

For the corporate video, please visit: https://saver.one/media/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and conditionand may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; our planned level of revenues and capital expenditures and our ability to continue as a going concern; the ability of our technology to substantially improve the safety of drivers; our ability to market and sell our products; our plans to continue to invest in research and development to develop technology for both existing and new products; our intention to advance our technologies and commercialization efforts; our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights; our expectations regarding future changes in our cost of revenues and our operating expenses; our expectations regarding our tax classifications; interpretations of current laws and the passage of future laws; acceptance of our business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; our intention to retain key employees, and our belief that we maintain good relations with all of our employees; any resurgence of the COVID-19 pandemic and its impact on our business and industry; and other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2023 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com

Israeli Investors Contact:

Jonathan Eilat

John@theinvestor.co.il

STATEMENTS OF FINANCIAL POSITION

(New Israeli Shekels in thousands)

	As of June 30,		As of December 31,
	2023	2022	2022
	Unaudited		Audited
Assets
Current assets
Cash and cash equivalents	14,773	41,075	19,240
Short-term bank deposits	3,805	-	10,070
Trade receivables	1,860	374	1,097
Other current assets	921	958	1,016
Inventory	3,451	855	2,026
Total current assets	24,810	43,262	33,449

Non-current assets
Property and equipment, net	252	211	218
Restricted deposits	206	197	201
Right of use asset, net	354	780	567
Total non-current assets	812	1,188	986

Total assets	25,622	44,450	34,435

Current liabilities
Short-term loan	7,097	-	-
Current maturities of leasing liabilities	429	467	467
Trade payables	2,896	778	1,956
Other current liabilities	2,456	3,642	2,872
Derivative warrants liability	1,819	4,023	1,151
Liability in respect of government grants	401	109	335
Total current liabilities	15,098	9,019	6,781

Non-current liabilities
Liability in respect of government grants	970	1,173	919
Leasing liability, net current	-	395	181
Total non-current liabilities	970	1,568	1,100

Shareholders’ equity
Share capital and premium	118,559	112,708	118,284
Capital reserve in respect of share-based payment	10,523	9,868	10,045
Accumulated deficit	(119,528)	(88,713)	(101,775)
Total shareholders’ equity	9,554	33,863	26,554

Total liabilities and shareholders’ equity	(25,622)	44,450	34,435

STATEMENTS OF COMPREHENSIVE LOSS

(New Israeli Shekels in thousands, except per share and share data)

	Six Months Ended June 30,		Year Ended December 31,
	2023	2022	2022
	Unaudited		Audited
Revenues	1,475	382	1,193
Cost of revenues	1,008	(267)	(829)
Gross profit	467	115	364

Research and development expenses, net	(12,188)	(10,184)	(21,490)
Selling and marketing expenses	(1,449)	(481)	(1,591)
General and administrative expenses	(4,468)	(2,511)	(6,492)
Operating loss	(17,638)	(13,061)	(29,209)

Financing expenses	(800)	(869)	(852)
Financing income	685	2,030	5,099
Financing income (expenses), net	(115)	1,161	4,247

Loss for the period	(17,753)	(11,900)	(24,962)
Comprehensive loss for the period	(17,753)	(11,900)	(24,962)

Basic and diluted loss per share	(0.64)	(1.15)	(1.44)
Weighted average of number of shares used to calculate the basic and diluted loss per share	27,839,012	10,334,303	17,300,596

CASH FLOW STATEMENT

(New Israeli Shekels in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2023	2022	2022
	Unaudited		Audited
Cash flow from operating activity
Comprehensive loss for the period	(17,753)	(11,900)	(24,962)
Adjustments required to present cash flows from operating activities (Appendix A)	(214)	(12)	(3,408)
Net cash used in operating activities	(17,967)	(11,912)	(28,370)

Cash flows from investment activity
Change in restricted deposits	(5)	(6)	-
Changes in short-term deposits	6,265	5,012	(5,058)
Purchase of property and equipment	(75)	(4)	(62)
Net cash provided by (used in) investment activity	6,185	5,002	(5,120)

Cash flows from financing activity
Loans Received	7,170	-	-
Proceeds from issuance of ADS through private placement transaction	-	-	5,141
Proceeds from issuance of ADS resulted from exercise of equity-line	188	-	-
Net proceeds from issuance of ADS, pre-funded warrants and warrants through initial public offering	-	37,578	37,298
Repayment of principal in respect of lease liability	(234)	(234)	(467)
Net cash provided by financing activity	7,124	37,344	41,972

Change in balance of cash and cash equivalents	(4,658)	30,434	8,482

Exchange differences on cash and cash equivalents	191	1,958	2,075

Balance of cash and cash equivalents, beginning of period	19,240	8,683	8,683

Balance of cash and cash equivalents, end of period	14,773	41,075	19,240